EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

November 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Thomas Jones

Re:	EZGO Technologies Ltd.
Registration Statement on Form F-3
Filed Initially filed on March 4, 2022
File No. 333-263315

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EZGO Technologies Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-3 so that it will become effective at 4:00 p.m. ET on Wednesday, November 30, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Jianhui Ye
Jianhui Ye, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP